UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                             BARR LABORATORIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    068306109
             -------------------------------------------------------
                                 (CUSIP Number)

     MICHAEL F. FLORENCE, 150 SIGNET DRIVE, WESTON, ONTARIO, CANADA M9L 1T9
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 31, 1998**
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See Item 4 below.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                           Page 2 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BERNARD C. SHERMAN

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |X|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                          0
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                         10,189,426
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH                           10,189,426

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,189,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.8%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                           Page 3 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE BERNARD AND HONEY SHERMAN TRUST

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                         0
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                        9,914,426
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                       0
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH                          9,914,426

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.6%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                           Page 4 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHERMAN HOLDINGS INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                         0
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                        9,914,426
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                       0
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH                          9,914,426

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.6%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                           Page 5 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHERMCO INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                         0
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                        9,914,426
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                       0
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH                          9,914,426

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.6%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                           Page 6 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHERFAM INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA

         NUMBER OF             7    SOLE VOTING POWER
          SHARES                        0
       BENEFICIALLY            8    SHARED VOTING POWER
         OWNED BY                       9,914,426
           EACH                9    SOLE DISPOSITIVE POWER
         REPORTING                      0
          PERSON              10    SHARED DISPOSITIVE POWER
           WITH                         9,914,426

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.6%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                           Page 7 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          APOTEX HOLDINGS INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                         0
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                        9,914,426
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                       0
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH                          9,914,426

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.6%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                           Page 8 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHERMFIN CORP.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |X|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, USA

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                         0
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                        9,914,426
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                       0
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH                          9,914,426

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.6%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                           Page 9 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHERMAN DELAWARE, INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, USA

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                         0
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                        9,914,426
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                       0
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH                          9,914,426

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.6%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 068306109                                          Page 10 of 21 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE APOTEX FOUNDATION, INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW JERSEY, USA

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                         0
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                        275,000
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                       0
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH                          275,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          275,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                1.2%

          Based on 22,723,448 shares of Common Stock outstanding at the close of business on December 31, 1998 as reported in the Issuer's Form 10-Q filed with the Commission on 2/8/99.

   14     TYPE OF REPORTING PERSON*

          CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     The title and class of equity security to which this statement  relates is:
Common Stock, par value $0.01 per share ("Common Stock"). The name and address of the principal executive office of the issuer is: Barr Laboratories, Inc. (the "Issuer"), Two Quaker Road, P.O. Box 2900, Pomona, New York 10970-0519.


Item 2.  Identity and Background

     (a) This statement is being filed jointly by the following parties: (i) Bernard C. Sherman ("Dr. Sherman"), who has shared voting and dispositive control, as a trustee and officer, of The Apotex Foundation, Inc. ("Apotex Foundation"), and who has sole voting and dispositive control, as the sole trustee, of the Bernard and Honey Sherman Trust ("Sherman Trust"), and who owns 99% of the outstanding capital stock of Sherman Holdings Inc. ("Sherman Holdings"); (ii) Sherman Trust which owns 99% of the common stock of Shermco Inc. ("Shermco"); (iii) Sherman Holdings which owns 99% of the preferred stock of Shermco; (iv) Shermco which owns all of the outstanding capital stock of Sherfam Inc. ("Sherfam"); (v) Sherfam which owns all of the outstanding capital stock of Apotex Holdings Inc. ("Apotex"); (vi) Apotex which owns all of the outstanding capital stock of Shermfin Corp. ("Shermfin"); (vii) Shermfin which owns all of the outstanding capital stock of Sherman Delaware, Inc. ("SDI");
(viii) SDI which directly owns Common Stock of the Issuer; and (ix) Apotex Foundation which directly owns Common Stock of the Issuer (individually, a "Reporting Person" and, collectively, the "Reporting Persons").*

     For each of the corporations (or trusts) listed above, the following is a list of each executive officer, director and person controlling such corporation and each executive officer and director of any corporation or other person ultimately in control of such corporation (or trust):

     (i)  Sherman Trust:

          Sole Trustee:  Bernard C. Sherman

    (ii)  SHI:

          Directors:     Bernard C. Sherman
                         Michael ("Meyer") F. Florence

          Officers:      Bernard C. Sherman       President and Secretary
                         Michael F. Florence      Vice President
                         Edward Florence          Vice President

* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Act.

   (iii)  Shermco:

          Directors:     Bernard C. Sherman
                         Michael F. Florence
                         Jacob ("Jack") M. Kay
                         R. Craig Baxter

          Officers:      Bernard C. Sherman       Chairman of the Board
                         Michael F. Florence      President
                         Jacob M. Kay             Vice President
                         R. Craig Baxter          Vice President and Secretary

    (iv)  Sherfam:

          Directors:     Bernard C. Sherman
                         Michael F. Florence
                         Jacob M. Kay
                         R. Craig Baxter

          Officers:      Bernard C. Sherman       Chairman of the Board
                         Michael F. Florence      President
                         Jacob M. Kay             Vice President
                         R. Craig Baxter          Vice President, Secretary
                                                  and Treasurer

     (v)  Apotex:

          Directors:     Bernard C. Sherman
                         Michael F. Florence
                         R. Craig Baxter

          Officers:      Bernard C. Sherman       President
                         Michael F. Florence      Vice President
                         R. Craig Baxter          Secretary and Treasurer

    (vi)  Shermfin:

          Directors:     Bernard C. Sherman
                         Michael F. Florence

          Officers:      Bernard C. Sherman       President
                         Michael F. Florence      Vice President, Treasurer
                                                  and Secretary
                         R. Craig Baxter          Controller

   (vii)  SDI:

          Directors:     Bernard C. Sherman
                         Michael F. Florence

          Officers:      Bernard C. Sherman        President
                         Michael F. Florence       Vice President
                         R. Craig Baxter           Secretary and Treasurer

  (viii)  Apotex Foundation:

          Trustees:      Bernard C. Sherman
                         Jacob M. Kay
                         Michael F. Florence

          Officers:      Bernard C. Sherman        President
                         Jacob M. Kay              Secretary
                         Michael F. Florence       Treasurer

     (b) The principal business or residence address of each of the persons listed in Item 2(a) above is as follows:

          (i) Dr. Sherman, Apotex Foundation, Sherman Trust, Sherman Holdings, Shermco, Sherfam, Apotex, Shermfin and SDI each have a principal business address at 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

         (ii) Dr. Sherman has a residence address at 50 Old Colony Road, Toronto, Ontario, Canada M2L 2K1.

        (iii) Michael F. Florence has a residence address at 103 Vesta Drive, Toronto, Ontario, Canada M5P 2Z8.

        (iii) Edward Florence has a residence address at 62 Prince Charles Drive, North York, Ontario, Canada M6A 2H5.

         (iv) Jacob M. Kay has a residence address at 23 Bryson Drive, Richmond Hill, Ontario, Canada L4C 6E2.

          (v) R. Craig Baxter has a residence address at 108 Westwood Lane, Richmond Hill, Ontario, Canada L4C 6Y3.

     (c) The principal business of each of the persons listed in Item 2(a) above is as follows:

          (i)  Sherman Trust:           Family Trust

         (ii)  SHI:                     Holding Company

        (iii)  Shermco:                 Holding Company

         (iv)  Sherfam:                 Holding Company

          (v)  Apotex:                  Holding Company

         (vi)  Shermfin:                Holding Company

        (vii)  SDI:                     Holding Company

       (viii)  Apotex Foundation:       Private Foundation

         (ix) Bernard C. Sherman: Chairman of the Board of the Issuer from July 1981 to January 1993 and currently a Director of the Issuer, a pharmaceutical company engaged in the development, manufacture and marketing of generic and proprietary prescription pharmaceuticals. Dr. Sherman is Chief Executive Officer and Chairman of the Board of Apotex, Inc., a Canadian manufacturer of generic and brand name drugs. He is also Chairman of the Board of Cangene Corporation, President of SDI, President of Shermfin, President of Apotex, a Director of Citadel Gold Mines, Inc., sole Trustee of Sherman Trust and a Trustee and President of Apotex Foundation.

          (x) Michael F. Florence: Elected a Director of the Issuer in February 1988. Mr. Florence has been President of Sherfam since 1989. He is also Vice President of Shermfin, Vice President of Apotex, Inc. and Vice President of SDI. From January 1964 through April 1989, Mr. Florence was a partner in Wm. Eisenberg & Co., Canadian Chartered Accountants. He is President and a Director of Citadel Gold Mines, Inc. and a Director of Nutrition for Life International, Inc. Mr. Florence and Dr. Sherman are brothers-in-law.

         (xi) Jacob M. Kay: Elected a Director of the Issuer in December 1994. Mr. Kay is President of Apotex, Inc., and also serves as Chairman of the Canadian Drug Manufacturers Association. He is also a Director of York Finch Hospital (Toronto), Cangene Corporation and Humber River Regional Hospital.

        (xii)  R. Craig  Baxter:  Vice  President,  Secretary  and  Treasurer of
               Sherfam, Secretary and Treasurer Apotex, Vice President and Secretary, Controller of Shermfin and Controller of SDI.

       (xiii)  Edward Florence:  Vice President of SHI.

     (d) During the past five years, none of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed in
Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed in
Item 2(a) above has
been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation, relating to such laws, except for those persons set forth below:

     In July 1994, Dr. Sherman and Shermfin consented to the issuance of an Order of the Commission that they cease and desist from violations of certain provisions of the Exchange Act. This Order was consented to without admitting or denying the findings of the Commission that there had been a failure to file reports of beneficial ownership of the common stock of Kinesis, Inc. ("Kinesis") with the Commission on Form 3 and Schedule 13G. Kinesis was a company formed to develop certain sports related products, never had any operations and was dissolved in March 1994. The Issuer had no relationship with Kinesis.

     (f) The citizenship of each of the persons listed in Item 2(a) above is as follows:

         (i)  Sherman Trust:             Trust formed under the laws of Ontario,
                                         Canada

        (ii)  SHI:                       Ontario Business Corporation

       (iii)  Sherfam:                   Ontario Business Corporation

        (iv)  Shermco:                   Ontario Business Corporation

         (v)  Apotex:                    Ontario Business Corporation

        (vi)  Shermfin:                  Delaware Corporation

       (vii)  SDI:                       Delaware Corporation

      (viii)  Apotex Foundation:         New Jersey Not-For-Profit Corporation

        (ix)  Bernard C. Sherman:        Ontario, Canada

         (x)  Michael F. Florence:       Ontario, Canada

        (xi)  Edward Florence:           Ontario, Canada

       (xii)  Jacob M. Kay:              Ontario, Canada

      (xiii)  R. Craig Baxter:           Ontario, Canada


Item 3.  Source and Amount of Funds or Other Consideration

     With respect to the shares owned by SDI which are covered by this statement, the shares were acquired prior to the date the Common Stock was registered pursuant to Section 12 of the Act. The source of funds which SDI acquired such shares was from capital contributions of Dr. Sherman to SDI from his personal funds.

     With respect to the shares owned by Apotex Foundation which are covered by this statement, the shares were donated to Apotex Foundation by SDI.


Item 4.  Purpose of Transaction

     The Issuer filed a Registration Statement on Form S-1 to register the sale of 1,500,000 shares of Common Stock in a public offering and, simultaneously with the Registration Statement, registered the Common Stock on Form 8-A under
Section 12(g) of the Act. The Commission declared the Registration Statement effective on June 11, 1987 (the "Effective Date"). On the Effective Date, Dr. Sherman was the indirect beneficial owner, by virtue of the relationships described in Item 2(a) above, of 5,028,276 shares of Common Stock owned beneficially by SDI and 150 shares of Common Stock owned beneficially by Sherfam Industries, Inc., a Ontario business corporation and wholly owned subsidiary of Shermco ("Sherfam Industries"), which shares represented 66.6% of the total issued and outstanding Common Stock of the Issuer.

     In December 1989, SDI acquired 11,500 shares of Common Stock at $4.75 per share in an open market transaction. On December 31, 1989, Dr. Sherman was indirectly, by virtue of the relationships described in Item 2(a) above, the beneficial owner of 5,039,926 shares of Common Stock, which shares represented 66.4% of the total issued and outstanding Common Stock of the Issuer.

     In January 1991, Dr. Sherman acquired 370,000 shares of Common Stock at $8.25 per share upon the conversion of a $3 million loan to the Issuer. In May 1991, Dr. Sherman acquired 240,000 shares of Common Stock at $12.50 per share upon the conversion of a $3 million loan to the Issuer. The 610,000 shares of Common Stock acquired by Dr. Sherman in 1991 represented 7.3% of the total issued and outstanding shares of Common Stock of the Issuer as of December 31, 1991. In October 1991, Sherfam Industries sold 150 shares of Common Stock to a broker in a private transaction at $35.25 per share. In October 1991, in a series of transactions, SDI sold 11,500 shares of Common Stock in public market transactions at an average price of $34.47 per share. On December 31, 1991, Dr. Sherman was indirectly or directly, by virtue of the relationships described in
Item 2(a) above, the beneficial owner of 5,638,276 shares of Common Stock, which shares represented 67.5% of the total issued and outstanding Common Stock of the Issuer.

     During 1992, Dr. Sherman acquired 250,000 shares of Common Stock at $8.75 per share upon the exercise of a warrant granted by the Issuer in 1991, which shares represented 2.9% of the total issued and outstanding shares of Common Stock of the Issuer as of December 31, 1992. Dr. Sherman sold 250,000 shares of Common Stock to SDI at $8.75 per share on August 21, 1992. On December 31, 1992, Dr. Sherman was indirectly or directly, by virtue of the relationships described in Item 2(a) above, the beneficial owner of 5,888,276 shares of Common Stock, which shares represented 68.2% of the total issued and outstanding Common Stock of the Issuer.

     During 1993, Dr. Sherman sold 610,000 shares of Common Stock to SDI at $9.00 per share, which shares represented 7% of the total issued and outstanding shares of Common Stock of the Issuer as of December 31, 1993. On December 31, 1993, Dr. Sherman was indirectly, by virtue of the relationships described in
Item 2(a) above, the beneficial owner of

5,888,276 shares of Common Stock, which shares represented 67.8% of the total issued and outstanding Common Stock of the Issuer.

     During 1995, Glastex Investments, Inc., a Delaware corporation and wholly owned subsidiary of Shermfin ("Glastex"), purchased 220,358 shares of Common
Stock at $21.25 per share in a public market transaction, which shares represented 2.4% of the total issued and outstanding shares of Common Stock of the Issuer as of December 31, 1995. On December 31, 1995, Dr. Sherman was indirectly, by virtue of the relationships described in Item 2(a) above, the beneficial owner of 6,108,634 shares of Common Stock, which shares represented 65.6% of the total issued and outstanding Common Stock of the Issuer.

     During 1996, pursuant to a 3 for 2 stock split of the Issuer: (i) SDI acquired 2,944,138 shares of Common Stock of the Issuer and (ii) Glastex acquired 110,179 Common Stock of the Issuer. On December 31, 1996, Dr. Sherman was indirectly, by virtue of the relationships described in Item 2(a) above, the beneficial owner of 9,162,951 shares of Common Stock, which shares represented 65.2% of the total issued and outstanding Common Stock of the Issuer.

     During 1997, pursuant to a 3 for 2 stock split of the Issuer: (i) SDI acquired 4,416,207 shares of Common Stock of the issuer and (ii) Glastex acquired 165,268 shares of Common Stock of the Issuer. On December 31, 1997, Dr. Sherman was indirectly, by virtue of the relationships described in Item 2(a) above, the beneficial owner of 13,744,426 shares of Common Stock, which shares represented 63.7% of the total issued and outstanding Common Stock of the Issuer.

     In March 1998, SDI and Glastex sold 2,984,195 and 495,805 shares, respectively, of Common Stock at $35.50 per share in a public offering pursuant to a Registration Statement on Form S-3 of the Issuer. In April 1998, SDI donated 250,000 shares of Common Stock to Apotex Foundation. In June 1998, SDI donated 100,000 shares of Common Stock to Apotex Foundation. During November and December 1998, Apotex Foundation sold an aggregate of 75,000 shares of Common Stock in public market transactions, which transactions are described in Item 5(c) below. On December 31, 1998, the Reporting Persons were, by virtue of relationships described in Item 2(a) above, the indirect and direct beneficial owners of Common Stock as described in Items 5(a) and (b) below.

     The beneficial ownership of Common Stock by the Reporting Persons described herein has been disclosed in numerous filings by the Issuer with the Commission, including the Registration Statements mentioned above and the Issuer's annual proxy statements.

     The Reporting Persons acquired the Common Stock of the Issuer to which this
Schedule 13D relates solely for investment purposes. Dr. Sherman was Chairman of the Board of the Issuer from July 1981 through January 1993 and is currently a Director of the Issuer. Other than Dr. Sherman's representation on the Board of Directors of the Issuer, the Reporting Persons do not have any present plans or proposals which relate to or would result in actions referred in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any Reporting

Person may purchase additional shares of Comon Stock, or may sell or otherwise dispose of all or portions of the Common Stock beneficially owned by such Reporting Person, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of its positions in, or to obtain greater exposure to, the Common Stock or other securities. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of their Common Stock by the Act.


Item 5.  Interest in Securities of the Issuer

     (a) and (b)

                                                              Sole                      Sole Power
                                                              Power        Shared       to Dispose       Shared Power
                                 Amount         Percent    to Vote or     Power to       or Direct        to Dispose
Reporting Person              Beneficially        of       Direct the      Vote or          the         or Direct the
                                 Owned           Class        Vote       Direct the     Disposition      Disposition
                                                                             Vote            of               of
----------------              ------------      -------    ----------    ----------     -----------
 1.  Sherman                10,189,426 (1)(2)    44.8%          0        10,189,426          0           10,189,426
 2.  Sherman Trust           9,914,426 (1)       43.6%          0         9,914,426          0            9,914,426
 3.  SHI                     9,914,426 (1)       43.6%          0         9,914,426          0            9,914,426
 4.  Shermco                 9,914,426 (1)       43.6%          0         9,914,426          0            9,914,426
 4.  Sherfam                 9,914,426 (1)       43.6%          0         9,914,426          0            9,914,426
 5.  Apotex                  9,914,426 (1)       43.6%          0         9,914,426          0            9,914,426
 6.  Shermfin                9,914,426 (1)       43.6%          0         9,914,426          0            9,914,426
 7.  SDI                     9,914,426           43.6%          0         9,914,426          0            9,914,426
 8.  Apotex Foundation         275,000            1.2%          0           275,000          0              275,000

(1) By virtue of the relationships described in Item 2(a) above, Dr. Sherman, Sherman Trust, SHI, Shermco, Sherfam, Apotex and Shermfin may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by SDI.

(2) By virtue of the relationships described in Item 2(a) above, Dr. Sherman may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Apotex Foundation. Dr. Sherman disclaims beneficial ownership of the shares of Common Stock beneficially owned by Apotex Foundation.

     The filing of this statement by Dr. Sherman, Sherman Trust, SHI, Shermco, Sherfam, Apotex and Shermfin shall not be construed as an admission that any of Dr. Sherman, Sherman Trust, SHI, Shermco, Sherfam, Apotex or Shermfin, is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     Because of the relationships described in Item 2(a) above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group.

     (c) The following purchases or sales of Common Stock have been made by the Reporting Persons in the past sixty days:

                                                                                                      Where and
                             Date of the       Amount of         Price per        Acquired (A)           How
Reporting Person             Transaction       Securities      Share or Unit           or            Transaction
                                                Involved                          Disposed (D)       was Effected
----------------             -----------       ----------      -------------      ------------       ------------

Apotex Foundation              11-16-98          13,600           $40.2105              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              11-17-98          10,400           $40.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              11-17-98          1,000            $40.1250              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              12-11-98          21,800           $46.6548              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              12-14-98          3,200            $45.2500              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              12-21-98          10,600           $46.2500              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              12-22-98          3,000            $45.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              12-23-98          3,000            $45.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              12-29-98          1,400            $46.0312              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              12-29-98          3,000            $46.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker


Apotex Foundation              12-30-98          3,000            $46.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              12-31-98          1,000            $47.2500              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

     (d) No person other than the Reporting Persons, with respect to the Common Stock beneficially owned by each of them, has any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to the securities of the Issuer except for those set forth below:

     All of the shares of Common Stock of the Issuer held of record by SDI have been pledged, pursuant to a Pledge Agreement dated April 30, 1996, between SDI and Bank of Montreal, as Agent (the "Bank"), to secure a guaranty by SDI of an affiliate's loan obligations to the Bank. The Pledge Agreement contains standard default and similar provisions which give the Bank the voting and/or investment power over such Common Stock in the event SDI defaulted on its obligations under the guaranty.

     The foregoing descriptions in this Schedule 13D of the Pledge Agreement are qualified in their entirety by reference to the Pledge Agreement, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits

     A copy of the agreement between the Reporting Persons that this Schedule 13D is filed on behalf of each of them is attached hereto as Exhibit A.

     A copy of the Pledge Agreement described in Item 6 above is attached hereto as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATE:  March 26, 1999


/s/ Bernard C. Sherman                 APOTEX HOLDINGS INC.
----------------------
BERNARD C. SHERMAN
                                       By: /s/ Bernard C. Sherman
                                           ----------------------
                                           Bernard C. Sherman
BERNARD AND HONEY SHERMAN TRUST            President


By: /s/ Bernard C. Sherman             SHERMFIN CORP.
    ----------------------
Bernard C. Sherman
Sole Trustee                           By: /s/ Bernard C. Sherman
                                           ----------------------
                                           Bernard C. Sherman
                                           President
SHERMAN HOLDINGS INC.

                                       SHERMAN DELAWARE, INC.
By: /s/ Bernard C. Sherman
    ----------------------
    Bernard C. Sherman
    President                          By: /s/ Bernard C. Sherman
                                           ----------------------
                                           Bernard C. Sherman
                                           President
SHERMCO INC.

                                       THE APOTEX FOUNDATION, INC.
By: /s/ Bernard C. Sherman
    ----------------------
    Bernard C. Sherman
    President                          By: /s/ Bernard C. Sherman
                                           ----------------------
                                           Bernard C. Sherman
                                           President
SHERFAM INC.


By: /s/ Bernard C. Sherman
    ----------------------
    Bernard C. Sherman
    President

                                  EXHIBIT INDEX

EXHIBIT                      DESCRIPTION
-------                      -----------

   A                         Agreement Between Reporting Persons

   B                         Pledge Agreement

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

     This will  confirm the  agreement by and between the  undersigned  that the
Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Barr Laboratories, Inc., a New York corporation, is being filed on behalf of each of the parties named below.

     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

DATE:  March 26, 1999


/s/ Bernard C. Sherman
----------------------
BERNARD C. SHERMAN


BERNARD AND HONEY SHERMAN TRUST        APOTEX HOLDINGS INC.


By: /s/ Bernard C. Sherman             By: /s/ Bernard C. Sherman
    ----------------------                 ----------------------
    Bernard C. Sherman                     Bernard C. Sherman
    Sole Trustee                           President


SHERMAN HOLDINGS INC.                  SHERMFIN CORP.


By: /s/ Bernard C. Sherman             By: /s/ Bernard C. Sherman
    ----------------------                 ----------------------
    Bernard C. Sherman                     Bernard C. Sherman
    President                              President


SHERMCO INC.                           SHERMAN DELAWARE, INC.


By: /s/ Bernard C. Sherman             By: /s/ Bernard C. Sherman
    ----------------------                 ----------------------
    Bernard C. Sherman                     Bernard C. Sherman
    Sole Trustee                           President


SHERFAM INC.                           THE APOTEX FOUNDATION, INC.


By: /s/ Bernard C. Sherman             By: /s/ Bernard C. Sherman
    ----------------------                 ----------------------
    Bernard C. Sherman                     Bernard C. Sherman
    Sole Trustee                           President

                                    EXHIBIT B

                                PLEDGE AGREEMENT


THIS AGREEMENT is made between:

          SHERMAN DELAWARE INC.
          150 Signet Drive
          Weston, Ontario
          M9L 1T9

          (the "Pledgor")

                                                               OF THE FIRST PART

          - and -

          BANK OF MONTREAL, as Agent
          24th Floor
          1 First Canadian Place
          Toronto, Ontario
          M5X lAl

          (the "Agent")

                                                              OF THE SECOND PART

     WHEREAS it is intended that the Agent shall hold the benefit of the security constituted by this agreement as agent for and on behalf of itself and such other parties being collectively referred to herein as the "Secured Parties");

     NOW THEREFORE for good and valuable consideration, the other parties as the Agent may declare in writing from time to time (the Agent and receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees and covenants with the Agent and the Secured Parties as follows:

1.   Creation of Security Interest

     As continuing security for the payment and performance of all indebtedness, liabilities and obligations of the Pledgor to the Secured Parties, present and future, direct or indirect, contingent or absolute, and specifically including the obligations of the Pledgor arising under guarantees given by the Pledgor to the Secured Parties in respect of the obligations of others (collectively, the "Obligations"), the Pledgor hereby grants, mortgages, charges, transfers, assigns and creates to and in favour of the Agent a security interest in the following:

     (a)  the shares described in  Schedule  "A" attached hereto;

     (b) all other present and future securities held by the Pledgor in the capital stock of the corporations mentioned in Schedule "A" attached hereto, including shares, options, rights, warrants, bonds, debentures and all other documents which constitute evidence of a share, participation or other interest of the Pledgor in any of the said corporations; and including uncertificated securities within the meaning of Part VI (Investment Securities) of the Business Corporations Act (Ontario) and all substitutions therefor;

          (the collateral described in paragraphs (a) and (b) above being herein collectively called the "Securities"); and

     (c) all income derived from or in respect of the Securities, including without limiting the generality of the foregoing, all interest and dividends (whether in the form of cash, securities or any other property); all monies and property received or receivable in the nature of the return or repayment of capital in respect of the Securities; and all property in any form derived directly or indirectly from any dealing with the Securities or the proceeds therefrom ("Proceeds").

     The Securities and Proceeds are collectively called the "Collateral". Any reference in this agreement to Collateral shall mean Collateral or any part thereof, unless the context otherwise requires.

     The  grants,  mortgages,  charges,  transfers,   assignments  and  security
interests herein created are collectively called the "Security Interest".

2.   Registration of Securities

     Until  further  notice by the  Agent,  the  certificates  representing  the
Securities may remain registered in the name of the Pledgor, and the Pledgor shall at the option of the Agent either duly endorse such certificates in blank for transfer or execute stock powers of attorney in respect thereof; in either case with signatures guaranteed and with all documentation being in form and substance satisfactory to the Agent and the transfer agent appointed from time to time in respect of the Securities. At any time and from time to time upon request by the Agent, the Pledgor shall cause any or all of the Securities to be registered in the name of the Agent or its nominee, and the Agent is hereby appointed the irrevocable attorney of the Pledgor with full power of substitution to cause any or all of the Securities to be registered in the name of the Agent or its nominee.

3.   Further Description of Collateral

     Without limiting the generality of the description of Collateral as set out in paragraph 1, for greater certainty the Collateral shall include all present and future Securities described in any Schedule attached hereto. The Pledgor agrees to promptly inform the Agent in writing of the acquisition by the Pledgor of any Securities (including any Securities received by the Pledgor as Proceeds of other Securities), and the Pledgor hereby constitutes and appoints the Agent or any officer thereof as its true, lawful and irrevocable attorney, with full power of substitution, to attach additional schedules to this agreement from time to time to identify any additional Securities which are so intended to be subject to the Security Interest.

4.   Attachment

     The parties acknowledge that value has been given; the Pledgor has rights in the Collateral; and the parties have not agreed to postpone the time for attachment of the Security Interest. In respect of Collateral in which the Pledgor obtains an interest after the execution and delivery of this agreement, the Security Interest shall attach thereto immediately upon the Pledgor obtaining such rights.

5.   Voting Rights

     Until the  Pledgor  defaults in the  payment or  performance  of any of the
Obligations:

     (a) the Pledgor shall be entitled to exercise all voting rights attached to the Securities and give consents, waivers and ratifications in respect thereof; provided, however, that no vote shall be cast or consent, waiver or ratification given or action taken which would be prejudicial to the interests of the Agent or which would have the effect of reducing the value of the Securities as security for the Obligations or imposing any restriction on the transferability of any of the Securities; and

     (b) the Pledgor shall not exercise its voting rights attached to the Securities in connection with the following matters relating to the issuer of the Securities without the prior written consent of the
          Agent:

          (i) the issuance of shares of any class in the capital stock of the issuer, or any subdivision or consolidation of any such shares; unless the shares so issued are concurrently pledged to the Agent by the holder thereof;

         (ii)  any plan of  reorganization,  merger,  dissolution,  liquidation,
               winding-up  or  other   similar  plan   affecting  the  corporate
               structure or existence of the issuer; or

        (iii) any amendment or other change to the constating documents of the issuer.

All such rights of the Pledgor to vote and give consents, waivers and ratifications shall cease immediately upon the occurrence and during the continuance of any default by the Pledgor in the performance of any of the Obligations.

6.   Dealing with Proceeds

     All Proceeds received by the Pledgor in respect of the Securities shall be received by the Pledgor as trustee for the Agent and shall be forthwith paid over to the Agent. Such Proceeds shall be applied against the Obligations or, at the option of the Agent, shall remain subject to the Security Interest and shall be held as additional security for the Obligations.

7.   Additional Covenants of Pledgor

     The Pledgor covenants and agrees as follows:

          Disposition of Collateral

          (a) not to sell, exchange, transfer, assign, lend or otherwise dispose of or deal in any way with the Collateral or any interest therein, or enter into any agreement or undertaking to do so;

          Further Assurances

          (b) to do, make, execute and deliver such further and other assignments, transfers, deeds, security agreements and other documents as may be required by the Agent to establish in favour of the Agent the Security Interest intended to be created hereby and to accomplish the intention of this agreement; and

          Payment of Expenses

          (c) to pay all expenses, including solicitors' and receivers' fees and disbursements, incurred by the Agent or its agents in connection with the preparation, perfection, preservation and enforcement of this agreement; including all expenses incurred by the Agent or such agents in dealing with other creditors of the Pledgor in connection with the establishment and confirmation of the priority of the Security Interest; all of which expenses shall be payable forthwith upon demand and shall form part of the Obligations.

8.   Enforcement Upon Demand

     The Obligations shall be due and payable and the Security Interest shall become enforceable upon demand, subject to any restrictions upon the Agent's right of demand which may be contained in any other written agreement made between the Agent and the Pledgor from time to time.

9.   Remedies

     Upon the Security Interest becoming enforceable, in addition to any other remedies available at law or equity or contained in any other agreement between the Pledgor and the Agent, the Agent may:

     (a) obtain possession of any Securities which it does not already hold, by any method permitted by law;

     (b) realize upon, collect, sell, transfer, assign, give options to purchase, or otherwise dispose of and deal with the Collateral or any part thereof;

     (c) notify any parties obligated in respect of any Proceeds to make payment thereof to the Agent;

     (d) exercise all voting rights attached to the Securities (whether or not registered in the name of the Agent or its nominee) and give or withhold all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the absolute owner thereof;

     (e) exercise any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to any of the Securities as if it were the absolute owner thereof including, without limitation, the right to exchange at its discretion any and all of the Securities upon the merger, consolidation, reorganization, recapitalization or other readjustment of any issuer thereof, or upon the exercise by any issuer of any right, privilege or option pertaining to any of the Securities, and in connection therewith, to deposit and deliver any of the Securities with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by it;

     (f) comply with any limitation or restriction in connection with any proposed sale or other disposition of the Securities as may be necessary in order to comply with applicable law or regulation or any policy imposed by any stock exchange, securities commission or other governmental or regulatory authority or official, and the Pledgor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall the Agent be liable or accountable to the Pledgor for any discount in the sale price of the Securities which may be given by reason of the fact that such Securities are sold in compliance with any such limitation or restriction;

     (g) purchase any or all of the Securities, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise; and

     (h) file proofs of claim and other documents in order to have the claims of the Agent lodged in any bankruptcy, winding-up, or other judicial proceeding relating to the Pledgor.

10.  Failure of Agent to Exercise Remedies

     The Agent shall not be liable for any delay or failure to enforce any remedies available to it or to institute any proceedings for such purposes.

11.  Application of Payments

     All payments made in respect of the Obligations and all monies received by the Agent in respect of the enforcement of the Security Interest may be held as security for the Obligations or applied in such manner as may be determined in the discretion of the Agent, and the Agent. may at any time apply or change any such appropriation of such payments or monies to such part or parts of the Obligations as the Agent may determine in its discretion. The Pledgor shall remain liable to the Agent for any deficiency; and any surplus funds realized after the satisfaction of all Obligations shall be paid in accordance with applicable law.

12.  Dealings by Agent

     The Agent may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges, and otherwise deal with the Collateral, the Pledgor, debtors of the Pledgor, sureties of the Pledgor, and others as the Agent may see fit, without prejudice to the Obligations and the rights of the Agent to hold and realize upon the Security Interest. The Agent has no obligation to keep Collateral identifiable.

13.  Notice

     Without prejudice to any other method of giving notice, any notice required or permitted to be given hereunder to any party shall be conclusively deemed to have been received by such party on the date following the sending thereof by prepaid private courier to such party at its address noted on the first page of this agreement.

14.  Separate Security

     This agreement and the Security Interest are in addition to and not in substitution for any other security now or hereafter held by the Agent in respect of the Pledgor, the Obligations or the Collateral.

15.  Severability

     If any provision of this agreement shall be deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

16.  Further Assurances; Power of Attorney

     The Pledgor hereby agrees that immediately upon request by the Agent it shall execute and deliver all documents and take all actions as may be necessary or desirable to perform its obligations hereunder and carry out the intention of this agreement. If the Pledgor does not take any such action or execute and deliver any such document within two (2) days after receipt of a written request from the Agent, it hereby constitutes and appoints the Agent or any officer thereof as its true, lawful and irrevocable attorney, with full power of substitution, to execute all documents and take all actions as may be necessary or desirable to perform any obligations of the Pledgor arising pursuant to this agreement, and in executing such documents and taking such actions, to use the name of the Pledgor whenever and wherever it may be considered necessary or expedient.

17.  Entire Agreement

     This agreement, including any schedules attached hereto, constitutes the entire agreement between the Pledgor and the Agent relating to the subject-matter hereof, and no amendment shall be effective unless made in writing. There are no representations, warranties or collateral agreements in effect between the Pledgor and the Agent relating to the subject-matter hereof; and possession of an executed copy of this agreement by the Agent constitutes conclusive evidence that it was executed and delivered by the Pledgor free of all conditions.

18.  Governing Law; Attornment

     This agreement shall be interpreted in accordance with the laws of the Province of Ontario, and without prejudice to the ability of the Agent to enforce this agreement in any other proper jurisdiction, the Pledgor hereby irrevocably submits and attorns to the jurisdiction of the courts of the Province of Ontario.

19.  Conflict with Other Agreements

     This Agreement is given subject to the proviso that if any provision of this agreement is inconsistent with any provision in any other written agreement made between the Pledgor and the

Agent, then before the Security Interest becomes enforceable the applicable provision of such other agreement shall govern, and after the Security Interest becomes enforceable the applicable provision of this agreement shall govern.

20.  Successors and Assigns

     This agreement shall extend and enure to the benefit of the Agent and the Secured Parties and their respective successors and permitted assigns, and shall be binding upon the Pledgor and its successors; "successors" includes any corporation resulting from the amalgamation of a corporation with any other corporation.

21.  Copy of Agreement

     The Pledgor acknowledges receipt of an executed copy of this agreement.

     IN WITNESS WHEREOF this agreement has been executed, sealed and delivered by the Pledgor under the hand of its proper officer duly authorized in that behalf, this 30th day of April, 1996.

                                                SHERMAN DELAWARE INC.


                                                By: /s/ Bernard C. Sherman
                                                    ----------------------
                                                    Bernard C. Sherman
                                                    President

                                  SCHEDULE "A"
                       to the Pledge Agreement provided by
                              Sherman Delaware Inc.


1.   8,832,414 common shares of  Barr Laboratories Inc.